UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2019

HALL STRUCTURED FINANCE II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10770

Texas	75-2503042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2323 Ross Avenue, Suite 900 Dallas, Texas (Address of principal executive offices)	75201 (Zip Code)

(214) 269-9500
Registrant’s telephone number, including area code

Debentures
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this Offering Circular.

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2019 and audited historical financial statements and related notes thereto as of and for the year ended December 31, 2018.

Overview

Hall Structured Finance II, LLC (“HSF”) is a direct private real estate lender engaged in providing acquisition, bridge, and construction financing on a value-add basis for hotel, office, multifamily, condominium and mixed use and various other real estate projects located throughout the United States, collectively, “the Financings”. We focus on debt financing opportunities that are underserved by the institutional markets. Our current emphasis is on providing non-recourse, first lien construction financing. Our loan programs are designed to provide an alternative for real estate investors and developers who cannot meet their financing needs through bank and other institutional lending programs. Our focus is to provide financing for ground up construction, adaptive reuse, and asset repositioning and value add projects. We are able to provide flexible loan structures that can address unique and individual project circumstances, and offer faster closing timeframes within a procedure driven and disciplined loan underwriting process.

For a discussion of certain factors that may influence future results of operations, see “Trend Information” below.

Operating Results

Results of Continuing Operations - Six-month period ended June 30, 2019 compared to six-month period ended June 30, 2018.

Our results on continuing operations for the six-month periods ended June 30, 2019 and 2018 were as follows:

	For the Six Months Ended
	June 30
	2019	2018	Variance
Net interest income:
Interest income	$18,697,541	14,335,926	4,361,615
Interest expense	7,842,255	3,271,063	4,571,192
Net interest income	10,855,286	11,064,863	(209,577)

Noninterest expense:
Management fee	1,505,793	1,851,127	(345,334)
General and administrative	492,415	954,239	(461,824)
Total noninterest expense	1,998,208	2,805,366	(807,158)

Investment:
Dividend income	4,887	56,718	(51,831)
Net realized gain on sales of marketable securities	(494,317)	443,983	(938,300)
Change in net unrealized gain (loss) on equity securities available for sale	650,829	(37,482)	688,311
Total investment and other	161,399	463,219	(301,820)
Net income, before noncontrolling interest	9,018,477	8,722,716	295,761
Less net income attributable to noncontrolling interest	(468,448)	(381,288)	(87,160)
Net income attributable to Hall Structured Finance II, LLC	$8,550,029	8,341,428	208,601
Other comprehensive loss:
Change in net unrealized loss on corporate debt securities available for sale	80,048	(252,055)	332,103
Comprehensive Income	$8,630,077	8,089,373	540,704

2

Interest Income – Interest income was $18,697,541 for the six-month period ended June 30, 2019, an increase of $4,361,615 from the interest income for the six-month period ended June 30, 2018. This increase in interest income was primarily attributable to an increase in the average outstanding balance of loan receivables.

Interest Expense – Interest expense was $7,842,255 for the six-month period ended June 30, 2019, an increase of $4,571,192 from interest expense for the six-month period ended June 30, 2018.  This increase was primarily attributable to an increase in the average outstanding balance of loans payable.

Management Fee –The Management Fee for the six-month period ended June 30, 2019 was $1,505,793, compared to $1,851,127 for the six-month period ended June 30, 2018. The decrease of $345,334 is primarily due to a revision in the calculation base. Effective January 1, 2017, the Company has employed and appointed HSF Holdings Management LLC (the “Manager”), pursuant to the terms of a management agreement which provides for the Manager to receive a management fee in an amount that approximates certain general and administrative expenses attributable to the Company, which includes among other items payroll costs attributable to personnel engaged in the work and affairs of the Company either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year plus a reasonable profit thereon; the Management Fee does not cover direct general and administrative expenses payable to unaffiliated 3rd parties which include among other items certain legal expenses, advertising, and accounting  expenses.

General and Administrative – General and administrative expenses were $492,415 for the six-month period ended June 30, 2019, a decrease of ($461,824) from general and administrative expenses for the six-month period ended June 30, 2018.  This decrease was primarily attributable to less marketing costs, specifically related to the 2018 debenture offering.

3

Net Income Attributable to Noncontrolling Interest – The net income attributable to the noncontrolling interests was $468,448 for the six-month period ended June 30, 2019, an increase of $87,160 from net income attributable to the noncontrolling interests for the six-month period ended June 30, 2018.   This increase was primarily attributable to an increase in mortgage loans receivable and lower management fees and general and administrative expenses.

Liquidity and Capital Resources

As of June 30, 2019, we had $188,243,582 of Loans Payable, of which $62,278,316 is due within the next year. The Loans Payable are secured by Financings, having an outstanding balance of $303,240,146 as of June 30, 2019, of which $105,257,290 is due within the next year.

We believe that the cash flow from financings will be sufficient to meet our normal operating expenses and other obligations during the next year.

Plan of Operations

Over the next 12 months, we intend to continue to execute on our business plan of making loans for Projects throughout the United States.  We have sufficient existing capital resources to fund our current lending obligations. The number of future Projects that we will be able to finance will depend, in part, the availability of additional debt financing such as Bank Loans and potentially other capital sources providing unsecured debt and/or preferred equity.  We expect that are current capital resources combined with other sources of financing, including new Bank Loans, will be sufficient for us to implement our immediate business plan.

Trend Information

We have continued to experience an increase in the number of Financing opportunities and an increase in the size of the Financings that are being presented to us from prospective borrowers and their representatives.  This has in turn resulted in an increase in the amount of new Financings that we have under signed loan application letters of intent, loans we have closed and originated or are in the process of being closed.  In addition to an increase in demand for construction financing related to hotels, which is predominantly what we historically have financed, we are seeing some increase in demand for construction financing for other product types such as multifamily projects, student housing projects and other income producing properties as well.

HSF originated $154.7 million in new Financings in the first six months of 2019, as compared to $90.7 million in new Financings closed during the first six months of 2018.  In addition, as of June 30, 2019, we had $314.0 million in prospective new Financings which had been approved by the Loan Committee that were in the final due diligence, and documentation process. Further, as of June 30, 2019, we had $152.3 million in prospective new Financings which are in the due diligence phase where project sponsors have provided to HSF a due diligence deposit and executed an HSF approved loan application granting exclusivity to HSF as lender for a period of time and subject to loan approval by HSF at its sole and absolute discretion.

For the years 2014 to 2018 the average size of our Financings were approximately $18.0 million. For new Financings closed during the first 6 months of 2019, the average loan size has been just over $28.3 million.   Based on this trend, and the prospective Financings noted above we expect the average size of our Financings to increase $30 million or more over time.

We believe the increase in the number of Financings and prospective new Financing opportunities we are being presented can be attributed in large part to the continued pull-back by traditional institutional lenders in providing construction financing.  The pull back by financial institutions in providing construction financings is in part a result of the increased regulatory burden on banks and other financial institutions related to such loans as a result of Basel III and the Dodd-Frank Act.   In addition, we attribute a good portion of the increase in the number of prospective new Financing opportunities we are being presented to the continued aggressive marketing campaign targeted at mortgage brokers, mortgage bankers, real estate owners, and developers.

Item 2.	Other Information

None

Item 3.	Financial Statements

4

HALL STRUCTURED FINANCE II, LLC
AND SUBSIDIARIES

Consolidated Financial Statements

Six-Month Period ended June 30, 2019

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

F-1

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

	June 30, 2019	December 31, 2018
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$46,511,397	59,022,363
Restricted cash	811,983	1,040,550
Marketable securities at fair value (note 2)	—	17,314,781
Accounts receivable	10,500	179,023
Interest receivable	2,631,229	1,973,555
Other current assets	149,986	150,000
Mortgage loans receivable, current (note 3)	105,257,290	63,610,000
Total current assets	155,372,385	143,290,272
Mortgage loans receivable, net - long-term (note 3)	189,319,190	163,447,175
Affiliated note receivable (note 7)	38,975,807	—
Total assets	$383,667,382	306,737,447

Liabilities and Member’s Capital
Current liabilities:
Escrows payable	$812,029	1,120,323
Accounts payable and other current liabilities	2,858,480	2,317,329
Loans payable, current (note 4)	62,278,316	30,390,000
Total current liabilities	65,948,825	33,827,652
Loans payable, net - long-term (note 4)	123,809,105	102,324,716
Debenture notes, net (note 5)	47,920,622	47,390,843
Affiliated note payable (note 7)	8,971,069	—
Note payable - other (note 5)	3,000,000	—
Total liabilities	249,649,621	183,543,211

Commitments and contingencies (note 8)

Total capital attributable to Hall Structured Finance II, LLC	127,093,277	118,543,248
Accumulated other comprehensive loss	—	(80,048)
Total Hall Structured Finance II, LLC capital	127,093,277	118,463,200
Noncontrolling interest	6,924,484	4,731,036
Total member's capital	134,017,761	123,194,236
Total liabilities and member's capital	$383,667,382	306,737,447

See accompanying notes to consolidated financial statements.

F-2

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the Six Months Ended
	June 30
	2019	2018
Net interest income:
Interest income	$18,697,541	14,335,926
Interest expense	7,842,255	3,271,063
Net interest income	10,855,286	11,064,863

Noninterest expense:
Management fee	1,505,793	1,851,127
General and administrative	492,415	954,239
Total noninterest expense	1,998,208	2,805,366

Investment:
Dividend income	4,887	56,718
Net realized (losses) gains on sales of marketable securities	(494,317)	443,983
Change in net unrealized gain (loss) on equity securities available for sale	650,829	(37,482)
Total investment and other	161,399	463,219

Net income, before noncontrolling interest	9,018,477	8,722,716
Less net income attributable to noncontrolling interest	(468,448)	(381,288)
Net income attributable to Hall Structured Finance II, LLC	8,550,029	8,341,428

Other comprehensive loss:
Change in net unrealized loss on corporate debt securities available for sale	80,048	(252,055)

Comprehensive Income	$8,630,077	8,089,373

See accompanying notes to consolidated financial statements.

F-3

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Member’s Capital

(Unaudited)

	Total capital	Accumulated	Total Hall
	attributable to	Other	Structured
	Hall Structured	Comprehensive	Finance II, LLC	Noncontrolling	Total Member's
	Finance II, LLC	Loss	capital	Interest	Capital
Balances – December 31, 2017	$104,769,491	(148,004)	104,621,487	4,010,864	108,632,351

Distributions	—	—	—	(774,490)	(774,490)
Change in net unrealized loss on corporate debt securities available for sale	—	(252,055)	(252,055)	—	(252,055)
Net Income	8,341,428	—	8,341,428	381,288	8,722,716
Balances – June 30, 2018	113,110,919	(400,059)	112,710,860	3,617,662	116,328,522

Adoption of ASU 2016-01	(20,223)	20,223	—	—	—
Contributions	—	—	—	1,190,000	1,190,000
Distributions	—	—	—	(903,115)	(903,115)
Change in net unrealized loss on corporate debt securities available for sale	—	299,788	299,788	—	299,788
Net income	5,452,552	—	5,452,552	826,489	6,279,041
Balances – December 31, 2018	118,543,248	(80,048)	118,463,200	4,731,036	123,194,236

Contributions	—	—	—	1,725,000	1,725,000
Change in net unrealized loss on corporate debt securities available for sale	—	80,048	80,048	—	80,048
Net income	8,550,029	—	8,550,029	468,448	9,018,477
Balances – June 30, 2019	$127,093,277	—	127,093,277	6,924,484	134,017,761

See accompanying notes to consolidated financial statements.

F-4

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30
	2019	2018
Cash flows from operating activities:
Net income	$9,018,476	8,722,716
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of loan commitment fees	(2,216,467)	(2,369,402)
(Accretion) / amortization of premium/discount included in interest income	(32,868)	83,207
Net realized (losses) gains from sale of marketable securities	494,317	(443,983)
Change in net unrealized gain (loss) on equity securities available for sale	(650,829)	37,482
Amortization of deferred loan costs	588,638	422,606
Amortization of debenture costs	271,188	88,620
Change in assets and liabilities:
Accounts receivable	168,523	(54,231)
Due from affiliate	—	252,950
Interest receivable	(657,674)	(574,340)
Other current assets	14	2,236
Escrows payable	(308,294)	604,866
Receipt of mortgage loans receivable included in escrow payable	—	2,719,548
Accounts payable and other current liabilities	541,151	410,418
Net cash provided by operating activities	7,216,175	9,902,693

Cash flows from investing activities:
Purchase of marketable securities	—	(2,378,007)
Sales of marketable securities	17,584,210	5,659,353
Receipt of loan commitment fees	3,774,605	2,146,535
Repayment of mortgage loans receivable	13,270,001	26,599,070
Increase in mortgage loans receivable	(82,347,443)	(65,473,071)
Increase in affiliated note receivable	(38,975,807)	—
Net cash used in investing activities	(86,694,434)	(33,446,120)

Cash flows from financing activities:
Proceeds from recourse loans payable	65,286,533	43,129,387
Repayment of recourse debt	(11,890,000)	(35,928,346)
Proceeds from debentures	295,000	22,815,895
Payment of deferred debenture costs	(36,409)	(1,086,075)
Payment of deferred loan costs	(612,467)	(1,061,727)
Proceeds from affiliated note payable	8,971,069	—
Proceeds from note payable - other	3,000,000	—
Capital contributions	1,725,000	—
Capital distributions	—	(774,490)
Net cash provided by financing activities	66,738,726	27,094,644
Net (decrease)/increase in cash, cash equivalents and restricted cash	(12,739,533)	3,551,217
Cash, cash equivalents and restricted cash at beginning of period	60,062,913	45,530,434
Cash, cash equivalents and restricted cash at end of period	$47,323,380	49,081,651
Supplemental disclosures:
Interest paid	$6,623,409	2,069,301
Change in net unrealized loss on corporate debt securities available for sale	80,048	(252,055)

See accompanying notes to consolidated financial statements.

F-5

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

Hall Structured Finance II, LLC (HSF II) was formed on January 14, 2013 by Hall Phoenix/Inwood, Ltd. (HPI), its sole member. HSF II and its subsidiaries are collectively referred to herein as the Company. The Company was formed for the purpose of providing financing and capital, directly or through subsidiaries in which it maintains a controlling interest, to unaffiliated third-party parties. Loans and capital provided by the Company are primarily secured by 1st mortgage deed of trusts and mortgages encumbering income producing commercial real estate projects. In certain instances, the Company has provided second lien mortgage loans, mezzanine loans, and preferred equity.

(b)	Basis of Accounting

The accompanying consolidated financial statements include the accounts of HSF II and the accounts of the entities in which HSF II has a controlling interest (collectively, the Company), and have been prepared on the accrual basis of accounting and conform to U.S. generally accepted accounting principles (U.S. GAAP) and the instructions to Form 1-SA of Regulation A. The Company considers ownership interests, and the extent of control it exerts, when determining whether or not to consolidate investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal recurring nature. Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for future periods.

(c)	Noncontrolling Interest

Noncontrolling interests represent the noncontrolling interest holders’ share of the equity of certain subsidiaries that are consolidated. Net income is allocated to the noncontrolling interest holders in accordance with the respective subsidiaries’ governing agreements.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, accounts receivable, interest receivable, other current assets, escrows payable, accounts payable, other current liabilities, are recorded at cost, which approximate their fair value due to the current nature of these assets and liabilities. The Company’s method of estimating the fair value of marketable securities is discussed in note 1(h). The carrying values of mortgage loans receivable, other assets, loans payable, debenture notes, affiliated note receivable and note payable and note payable-other approximate their fair values based on interest rates and terms currently available for similar instruments.

F-6

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(f)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(g)	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Restricted cash represents cash held in escrow for the benefit of borrowers for the payment of future taxes, insurance, and/or deferred maintenance on properties.

The Company maintains cash and cash equivalent balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(h)	Marketable Securities

Marketable securities consist of corporate debt and equity securities. The Company classifies its debt and equity securities as available-for-sale (AFS), as they do not meet the criterion to be classified as held-to-maturity or trading based on management’s intent. The Company’s marketable securities have readily determinable fair values and are recorded at fair value using quoted market prices at the reporting date multiplied by the quantity held.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU No. 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU No. 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The provisions of ASU No. 2016-01 are effective for the Company for annual periods in fiscal years beginning after December 15, 2018. Early adoption is permitted for fiscal years beginning after December 15, 2017. The Company early adopted the standard during the year ended December 31, 2018, using a cumulative-effect adjustment by reclassifying $20,223 from accumulated other comprehensive loss to member’s capital.

The change in fair value on AFS equity securities is included in change in fair value of equity securities available for sale on the statement of comprehensive income. The change in unrealized holding gains and losses on AFS debt securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of AFS securities are determined on a specific-identification basis.

Premiums and discounts on debt securities are amortized or accreted over the life of the related AFS security as an adjustment to yield on a straight-line basis, which approximates the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the consolidated statements of comprehensive income. Dividend and interest income are recognized when earned.

F-7

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

For AFS debt securities that management has no intent to sell and believes that it more likely than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated other comprehensive income (loss). A decline in the market value of any AFS security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. Where management lacks that intent or ability, the security’s decline in fair value is deemed to be other-than-temporary and is recorded in earnings. No other-than-temporary impairment was recorded during the six months ended June 30, 2019 and 2018. Management reviews its investment portfolio on a semi-annual basis to determine whether any event or economic circumstance has occurred to indicate if any security is impaired. An unrealized loss exists when the current fair value of a security is less than its amortized cost. Any security with an unrealized loss could result in an impairment. If the Company has made a decision to sell an impaired security or if it is more-likely than-not that the Company will be required to sell an impaired security, then an other-than-temporary impairment loss would be recorded through income.

(i)	Mortgage Loans Receivable

Mortgage loans receivable are classified as held-for-investment based on management’s intentions and ability to hold the loans until maturity. The mortgage loans receivable are stated at the amount of unpaid principal, net of unamortized loan commitment and modification fees, and adjusted for any charge-offs or allowance for loan losses. The Company’s mortgage loans receivable are primarily loans provided in connection with the construction and development of commercial income producing real estate projects. All of the Company’s mortgage loans receivable as of June 30, 2019 are secured by a first lien deed of trusts and/or mortgages on each borrower’s underlying real estate assets. The repayment of the Company’s mortgage loans receivable are ultimately dependent on the sale of the property securing each loan, the availability of capital to allow the borrower to refinance and /or recapitalize the property, or the successful operation of the borrower’s business and the sufficiency of collateral. Risks related to the Company’s mortgage loans receivable include concentration of principal in a limited number of loans and borrowers, the timely completion within the allowable budget and means of the borrower in accordance with the project specifications of the real estate projects securing the loans, and the ultimate performance of the property in a manner that supports the value of the property at an amount that exceeds the mortgage loans receivable.

(j)	Impairment and Allowance for Loan Losses

At June 30, 2019 and December 31, 2018, management determined no mortgage loans receivable were considered impaired. Additionally, management determined that all mortgage loans receivable were determined to have collateral with a fair value, less the estimated costs to sell, in excess of their respective outstanding loan balances. At June 30, 2019 and December 31, 2018, no mortgage loans receivable were considered impaired, no charge offs were taken, and no loan loss provision or related allowance was recorded.

Mortgage loans receivable are considered “impaired” if, based on current information and/or events, it is probable the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Management assesses and measures mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s outstanding balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s effective interest rate. Generally, when the fair value of the collateral, net of the estimated costs to sell, or the present value of the expected cash flows is less than the recorded investment in the loan, any shortfall is promptly charged off.

F-8

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

An allowance for loan losses on mortgage loans receivable is established for shortfalls, if any, through a provision for loan losses charged against income, and includes specific reserves for impaired loans. Mortgage loans receivable deemed to be uncollectible are charged against the allowance when management believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU No. 2016-13”).  ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income.  The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected.  The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset.  ASU No. 2016-13 also amends the impairment model for available-for-sale securities.  An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction of the amortized cost basis of the investment, as is currently required.   ASU No. 2016-13 also requires new disclosures.  For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes.  For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available for sale securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due.  ASU No. 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years.   The Company is still evaluating the impact of adopting ASU No. 2016-13 on its financial statements.

(k)	Deferred Loan Costs

Deferred loan costs for both loans payable and debenture notes represent commitment fees paid relating to certain loan payables, legal, and other third-party costs associated with the Company obtaining financing, which result in a closing of such financing. Deferred loan costs are amortized over the life of the loan payables using the straight-line method and are reflected as a direct deduction from the related debt liability in the accompanying consolidated balance sheets.

Amortization of deferred loan costs on loans payable totaled $588,638 and $422,606 for the six months ended June 30, 2019 and 2018, respectively, which are included in interest expense in the accompanying consolidated statements of comprehensive income. At June 30, 2019 and December 31, 2018, the Company had $2,156,161 and $2,132,333, respectively, of unamortized deferred loan costs applicable to loans payable. Amortization of deferred loan costs on debenture notes totaled $271,188 and $88,620 for the six months ended June 30, 2019 and 2018, respectively, which are included in interest expense in the accompanying consolidated statements of comprehensive income. At June 30, 2019 and December 31, 2018, the Company had $1,901,473 and $2,136,252, respectively, of unamortized deferred loan costs applicable to debenture notes.

F-9

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(l)	Revenue Recognition and Accounts Receivable

Interest income on mortgage loans receivable is recognized using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the valuation analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. At June 30, 2019 and December 31, 2018, management determined that no loans met the nonaccrual classification.

Loan commitment and modification fees are amortized over the life of the loan receivables using the straight-line method and are reflected as a direct deduction from the related mortgage loans receivable in the accompanying consolidated balance sheets. Accretion of loan commitment and modification fees totaled $2,216,467 and $2,369,402 for the six months ended June 30, 2019 and 2018, respectively, which are included in interest income in the accompanying consolidated statements of comprehensive income. At June 30, 2019 and December 31, 2018, the Company had $8,663,666 and $7,105,529, respectively, of unamortized deferred loan commitment fees.

At June 30, 2019 and December 31, 2018, there was no allowance for doubtful account receivables. Accounts receivables are reduced by an allowance for estimated uncollectable amounts, if any. The Company considers a number of factors, including length of time accounts receivable are past due, the previous loss history of the Company, and condition of the general economy and the industry as a whole in determining allowances for doubtful account receivables. Account receivables are written off when it is determined the receivable will not be collected.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. It includes a five-step process to assist an entity in achieving the main principles of revenue recognition under the Company’s consolidated statements of comprehensive income most closely associated with the financial instruments (such as interest income and interest expense). The Company adopted this standard as of January 1, 2018 using a modified retrospective approach. The adoption of the standard did not require any adjustments to the opening balance of member’s capital as of January 1, 2018.

(m)	Income Taxes

The Company is not a tax-paying entity and, accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements. All income and losses from the Company’s operations is allocated directly to HPI, its sole member, who is individually responsible for reporting its respective shares of the Company’s income or loss on its income tax return.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense, and penalties in general and administrative expenses. Management believes there are no uncertain tax positions at June 30, 2019 and December 31, 2018. The Company’s federal income tax returns for the years 2016 through 2018 are open under the normal three-year statute of limitations, and therefore, are subject to examination.

F-10

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(2)	Marketable Securities

The carrying amount, gross unrealized holding gains, gross unrealized holding losses and fair value of the marketable securities, by major security type and class of security At June 30, 2019 and December 31, 2018 were as follows:

	Aggregate cost basis	Gross unrealized holding gains	Gross unrealized holding (losses)	Aggregate fair value
At June 30, 2019
Corporate debt securities	$—	—	—	—
Equity securities	—	—	—	—
Total	$—	—	—	—

At December 31, 2018
Corporate debt securities	$12,246,428	51,830	(131,878)	12,166,380
Equity securities	5,799,230	—	(650,829)	5,148,401
Total	$18,045,658	51,830	(782,707)	17,314,781

At June 30, 2019 and December 31, 2018, the fair value of the marketable securities was $0 and $17,314,781, respectively, which is measured utilizing Level 1 inputs.

Proceeds from the sale of marketable securities were $17,584,210 and $5,659,353 during the six months ended June 30, 2019 and 2018, respectively. Gross realized gains and gross realized losses from the sale of marketable securities included in “net realized gains on sales of marketable securities” were $85,640 and $579,957, during the six months ended June 30, 2019. Gross realized gains and gross realized losses from the sale of marketable securities included in “net realized gains on sales of marketable securities” were $494,508 and $50,525, respectively, during the six months ended June 30, 2018. The change in net unrealized loss on corporate debt securities available for sale of $80,048 and ($252,055) is reported as other comprehensive loss for the six months ended June 30, 2019 and 2018.

(3)	Mortgage Loans Receivable, Net

Mortgage loan receivables outstanding at June 30, 2019 and December 31, 2018 are as follows:

	June 30,	December
	2019	2018
Mortgage loans receivable, gross	$303,240,146	234,162,704
Less current portion	(105,257,290)	(63,610,000)
Mortgage loans receivable, net of current portion	197,982,856	170,552,704
Less deferred loan commitment fees	(8,663,666)	(7,105,529)
Mortgage loans receivable, net - long-term	$189,319,190	163,447,175

F-11

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

The stated maturities of mortgage loans receivable, without consideration of payments received subsequent to June 30, 2019 and without consideration of various extension provisions provided for in the loans are as follows:

Period ending June 30:
2019	$105,257,290
2020	157,667,112
2021	32,184,424
2022	8,130,320
2023	1,000
$303,240,146

(4)	Loans Payable, Net

Loans payable outstanding at June 30, 2019 and December 31, 2018 are as follows:

	June 30,	December 31,
	2019	2018
Loans payable, gross	$188,243,582	134,847,049
Less current portion	(62,278,316)	(30,390,000)
Loans payable, net of current portion	125,965,266	104,457,049
Less deferred loan costs	(2,156,161)	(2,132,333)
Loans payable, net - long-term	$123,809,105	102,324,716

The Company’s loans payable are secured by collateral assignment of the first lien deed of trusts and/or mortgages for the applicable project to the lender. The Company is subject to certain financial covenants under various loans payable. The Company was in compliance with all financial covenants at June 30, 2019 and December 31, 2018.

The stated maturities of the loans payable for the next five years, without regard to certain extension provisions provided for in such loan payables, are as follows:

Period ending June 30:
2019	$62,278,316
2020	102,843,262
2021	16,526,328
2022	4,095,676
2023 and thereafter	2,500,000
$188,243,582

F-12

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(5)	Debenture notes, net and Note payable - other

(a)	Debenture notes, net

On January 12, 2018, HSF II offered up to $50,000,000 in unsecured debentures under Regulation A of the Securities Act (the “Debentures”). The Debentures provide for an interest rate of 8.0% per annum, paid quarterly in arrears. The maturity date for the Debentures is December 31, 2022 for debentures purchased before September 1, 2018 and June 30, 2023 for debentures purchased on or after September 1, 2018. The Company may redeem the Debentures, in whole or in part, at any time or from time to time, prior to the maturity date after giving at least 30 days’ written notice to the holders of the Debentures.

The offering was terminated by the Company in February 2019.

At June 30, 2019 and December 31, 2018, the Company had $47,920,622 and $47,390,843 in net debenture notes outstanding, respectfully.

	June 30,	December 31,
	2019	2018
Debenture notes, gross	$49,822,095	49,527,095
Less current portion	—	—
Debenture notes, net of current portion	49,822,095	49,527,095
Less deferred loan costs	(1,901,473)	(2,136,252)
Debenture notes, net - long-term	$47,920,622	47,390,843

The stated maturities of the debentures are as follows:

Period ending:
December 31, 2022	$33,195,095
June 30, 2023	16,627,000
$49,822,095

(b)	Note payable - other

At June 30, 2019 and December 31, 2018, the Company had $3,000,000 and $0 in Note Payable – Other, resulting from a separate unsecured loan agreement providing for the same terms as the Debentures, described in footnote 5(a) above. The maturity date of this note is December 31, 2023.

F-13

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(6)	Related-party Transactions

(a)	Management Fee

Effective January 1, 2017, the Company entered into a management agreement (the “Management Agreement”) with HSF Holdings Management, LLC (the “Manager”), which provides for the Manager to provide general and administrative services to the Company, which includes among other items the personnel engaged in the work and affairs of the Company either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year. The Manager receives a management fee of up to 1.5% of the new loan commitments closed and completed by HSF in the calendar year. The management fee is intended to approximate the cost of providing the general and administrative services to the Company plus a reasonable profit thereon. The Management Agreement does not cover direct general and administrative expenses payable to 3rd parties which are unaffiliated with the Company and Manager which include, among other items, certain legal expenses, advertising, and accounting expense, which the Company pays directly.

(b)	Guarantees

Affiliates of the Company guarantee certain loans payable of the Company.

(7)	Affiliated Note Receivable and Note Payable

(a)	Affiliated Note Receivable

As of June 30, 2019, and December 31, 2018, the Company had an unsecured revolving note receivable due from HPI of $38,975,807 and $0. The revolving note provides for borrowings up to $50,000,000 at an interest rate of 2.49%. The maturity date is March 31, 2022. For the first 6 months of 2019 $175,807 of interest income related to this note is reflected in the consolidated statements of comprehensive income.

(b)	Affiliated Note Payable

On November 15, 2018, Hall Structured Finance III, LLC (“HSF III”), a consolidated subsidiary of HPI, offered up to $10,000,000 in unsecured debentures (the “HSF III Debentures”). The HSF III Debentures provide for the payment of interest on a quarterly basis, in arrears, at a rate of 8% per annum. The maturity date for the HSF III Debentures issued on or before March 31, 2019 is December 31, 2023 and for HSF III Debentures issued on or after April 1, 2019 is June 30, 2024.

HSF III intends to use proceeds from the HSF III Debentures to make loans to the Company (the “HSF III Company Loan”). The HSF III Company Loan provides for borrowings up to $12,000,000. As of June 30, 2019, and December 31, 2018, $8,971,069 and $0 respectively were outstanding under the HSF III Company Loan. The HSF III Company Loan provides for an interest rate of 2.49%.

(8)	Commitments and Contingencies

The Company has commitments to fund loan amounts to third-party borrowers under its existing loan agreements. The Company anticipates funding the loan commitments by primarily using proceeds received from third-party banks and other capital sources, from existing capital resources, and/or internally generated capital resources. The Company has historically obtained bank loans on a loan-by-loan basis either directly or indirectly through a subsidiary, with payment of such bank loans guaranteed directly by the Company and/or its affiliates.

The Company believes that there are currently no pending legal matters that would materially affect the Company’s financial position, results of operations, or liquidity.

F-14

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(9)	Subsequent Events

On July 2, 2019, Hall Hayward, LLC, a consolidated subsidiary, entered into a first mortgage construction loan providing for up to $15,175,000 in loan proceeds, secured by a to-be-built 82-room Holiday Inn Express hotel, located in Hayward, California. The borrower is required to make monthly interest payments through maturity, July 1, 2022. Construction is expected to be completed by mid-2020.

On August 19, 2019, Hall Tempe, LLC, a consolidated subsidiary, entered into a first mortgage construction loan providing for up to $86,500,000 in loan proceeds, secured by a to-be-built 290-room Westin Hotel, located in Tempe, Arizona. The borrower is required to make monthly interest payments through maturity, September 1, 2023. Construction is expected to be completed by mid-2021.

Other than the matters disclosed within the notes to the consolidated financial statements, no matters or circumstances have arisen through and including August 28, 2019, the date the consolidated financial statements were available to be issued, that require further recognition or disclosure.

F-15

Item4.	Exhibits

Exhibit Number	Description
2.1	Certificate of Formation of HSF Holdings, LLC (now Hall Structured Finance II, LLC)*
2.2	First Amendment to Certificate of Formation of HSF Holdings, LLC*
2.3	Company Agreement of HSF Holdings, LLC (now Hall Structured Finance II, LLC)*
2.4	First Amendment to the Company Agreement of Hall Structured Finance II, LLC*
3.1	Form of Debenture Purchase Agreement*
3.2	Form of Debenture*
4.1	Form of Subscription Documents*
6.1	Management Agreement, dated as of January 1, 2017 , by and between Hall Structured Finance II, LLC and HSF Holdings Management, LLC*

 ________________

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on August 28, 2019.

Hall Structured Finance II, LLC

By:	/s/ Michael J. Jaynes
	Name:	Michael J. Jaynes
	Title:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael J. Jaynes	President	August 28, 2019
Michael J. Jaynes	(Principal Executive Officer)

/s/ Donald L. Braun	Manager, Executive Vice President	August 28, 2019
Donald L. Braun	And Treasurer
(Principal Financial Officer and Principal Accounting Officer)